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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

October 18, 2013

Re:	Qunar Cayman Islands Limited
Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:  Ms. Mara L. Ransom

 Mr. Robert Babula

 Mr. Andrew Mew

 Mr. Dietrich King

 Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing Amendment No. 3 to the Company’s Registration Statement on Form F-1 (the “Amendment”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). The Company has included in this Amendment the estimated range of the initial public offering of the ADSs as well as other updates and amendments. This Amendment has been marked to show changes made to amendment No. 2 to the registration statement filed with the Commission on October 15, 2013.

The Company respectfully advise the staff of the Commission that it intends to start roadshow on October 21, 2013 and expects the pricing to happen on October 31, 2013.

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com).

Thank you for your time and attention.

Securities and Exchange Commission	2	October 18, 2013

Yours sincerely,

/s/ Li He

Li He

cc:	Mr. Chenchao (CC) Zhuang, Chief Executive Officer

Mr. Sam Hanhui Sun, Chief Financial Officer

Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner

Simpson Thacher & Bartlett LLP